Exhibit 12.1

United Air Lines, Inc. and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended
	March 31

	2003	2002
	(In Millions)
Earnings:

Loss before income taxes	$(1,385)	$ (776)
Fixed charges, from below	179	201
Interest capitalized	(1)	(11)

Loss	$(1,207)	$ (586)

Fixed charges:

Interest expense	$ 135	$ 146
Portion of rental expense representative
of the interest factor	44	55

Fixed charges	$ 179	$ 201

Ratio of earnings to fixed charges	(a)	(a)

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(a) Earnings were inadequate to cover fixed charges by $1.4 billion in 2003 and $787 million in 2002.